Exhibit 99.1

SEQUANS COMMUNICATION S.A.

SOCIAL AND ECONOMIC COMMITTEE

Information and consultation on:

- the announcement of a tender offer by Renesas Electronics Corporation on Sequans’ shares and

- envisaged subsequent reorganization of Sequans

Extraordinary meeting of the Social and Economic Committee (“CSE”) of Sequans Communication S.A.

Document remitted on August 7, 2023.

PREAMBLE

The present note is an information document provided to the members of the CSE of Sequans Communications S.A. (“Sequans S.A.” or the “Company”) in accordance with the provisions of Articles L. 2312-42 et seq. of the French Labor Code applicable to the CSE, with a view to their consultation.

The purpose of this note is to launch the information-consultation process of the CSE of Sequans S.A. regarding (i) a proposed takeover bid by Renesas Electronics Corporation (“Renesas”) for the Company, publicly announced on August 7, 2023 (the “Offer”) pursuant to articles L. 2312-42 et seq. of the French Labor Code and (ii) a contemplated subsequent reorganization of Sequans (the “Post-Offer Reorganization”) pursuant to article L.2312-8 of the French Labor Code, together the “Project” or the “Proposed Transaction”.

In the interests of transparency and clarity, the Company’s management decided to involve the Works Council before the takeover bid is filed in accordance with Article L. 2312-47 of the French Labor code, and to initiate the information and consultation of the employee representatives on the Proposed Transaction as a whole.

In accordance with article L. 2315-3 of the French Labor Code, CSE members and trade union representatives are bound by an obligation of discretion with regard to confidential information presented as such by the employer.

The strategic, economic and financial information (in particular commercial, economic or accounting information) contained in this document and that which may be disclosed during the various meetings concerning the contemplated Project, as well as information concerning Renesas and Sequans S.A., or the group to which these companies belong, and any other information brought to the attention of the CSE which is not public information, are strictly confidential.

Any breach of this confidentiality obligation may trigger the liability of the perpetrator. In addition, any violation of stock market law may result in civil, administrative and criminal penalties.

Finally, it is specified, for all intents and purposes, that although this document describes a project, the present and future tenses are sometimes used to ease reading.

TABLE

1.	SEQUANS TODAY			4

	1.1.		Activity	4

	1.2.		Company’s main shareholders	4

	1.3.		Company’s workforce	4

2.	PRESENTATION OF THE PROJECT			4

	2.1 Presentation of Renesas			4

	2.2. Long-term partnership between Renesas and Sequans			5

	2.3. The Offer			5

	2.4. The Post-Offer Reorganization			6

3.	RATIONALE OF THE PROJECT			6

	3.1.		Rationale for Renesas	6

	3.2.		Rationale for Sequans	7

4.	CSE CONSULTATION			7

	4.1.		CSE Consultation of the Offer	7

	4.2.		CSE Consultation of the project of the Post-Offer Reorganization (article L. 2312-8 of the French Labor Code)	8

5.	ENVIRONMENTAL CONSEQUENCES OF THE PROJECT			8

6.	LABOR AND EMPLOYMENT ASPECTS			8

	6.1.		The Offer	8

	6.2.		The Post-Offer Reorganization	8

			5.2.1 Individual employment law aspects	8

			5.2.2. Collective labor law aspects	9

	Schedule 1			10

	Treatment of Options and RSAs			10

		1.	Company Share Options	10

		2.	Company RSAs	10

			i. Unsellable Company Shares	10

			ii. Unvested Company RSAs	10

1.	SEQUANS TODAY

1.1. Activity

The Company is a leading developer and supplier of cellular IoT connectivity solutions, providing chips and modules for 5G/4G massive and broadband IoT. For 5G/4G massive IoT applications, Sequans provides a comprehensive product portfolio based on its flagship Monarch LTE-M/NB-IoT and Calliope Cat 1 chip platforms, featuring industry-leading low power consumption, a large set of integrated functionalities, and global deployment capability.

For 5G/4G broadband IoT applications, Sequans offers a product portfolio based on its Cassiopeia Cat 4/Cat 6 4G and high-end Taurus 5G chip platforms, optimized for low-cost residential, enterprise, and industrial applications.

Founded in 2003, Sequans is based in Paris, France with additional offices in the United States, United Kingdom, Israel, Hong Kong, Singapore, Finland, Taiwan, South Korea, and China.

1.2. Company’s main shareholders

•	Lynrock Lake Master Fund LP: 14.84 % of the share capital and voting rights;

•	Divisar Partners QP, L.P.: 7.64% of the share capital and voting rights;

•	Boothbay Fund Management LLC: 7.16% of the share capital and voting rights;

•	AWM Investment Co., Inc.: 6.58% of the share capital and voting rights;

•	Bpifrance Participations: 5.64% % of the share capital and voting rights;

•	B. Riley Asset Management LLC: 3.98% of the share capital and voting rights;

•	Renesas Electronics Corporation: 3.38% of the share capital and voting rights.

1.3. Company’s workforce

The group to which Sequans S.A. belongs currently has 254 employees across 10 countries as follows:

Sequans S.A. currently employs 134 employees (132 employees under an indefinite-term contract, 1 under a fixed-term employment contract and 1 apprentice) and has 4 interns.

Sequans workforce is allocated between 2 sites:

•	Headquarter in Colombes (92) (115 employees, 1 apprentice and 4 interns),

•	Sophia-Antipolis Office (06) (18 employees).

2.	PRESENTATION OF THE PROJECT

2.1 Presentation of Renesas

Renesas is a premier supplier of advanced semiconductor solutions including microcontrollers, SoC solutions and a broad range of analog and power devices.

Its business operations began in April 2010 through the integration of NEC Electronics Corporation and Renesas Technology Corp., with operations spanning research, development, design and manufacturing for a wide range of applications.

Renesas operates in more than 30 countries worldwide and has its headquarters in Japan.

Renesas has a successful track record of acquiring international technology businesses (including the purchases of Intersil, IDT, Dialog, Celeno and, most recently, Panthronics) and partnering with the management teams to create sustainable growth with a strong commitment to supporting customers and investing in product innovation.

Renesas had 21,000 employees as of June 2023.

2.2. Long-term partnership between Renesas and Sequans

Sequans and Renesas have built a strong and strategic partnership since 2020.

Indeed, Sequans’ partnership with Renesas began in 2020 with an agreement to develop IoT modules based on Sequans’ Monarch LTE-M/NB-IoT platform (announced October 2020).

Following that, in Q1 2021, Sequans expanded its collaboration with Renesas to develop IoT modules based on the Taurus 5G platform began.

As announced in May 2021, Renesas released its first LTE Cat-M1 module utilizing Sequans’ Monarch LTE-M technology.

In January 2022, Sequans announced an expansion of the licensing agreement with Renesas and its $20 million investment in Sequans. The intent of this contract was based on the pre-existing license agreements for the Monarch LTE-M/NB-IoT platform and the Taurus 5G platform, but the license period and amount have been renewed. In addition, Renesas made a $20 million investment, becoming a minority shareholder and gaining a board seat.

Furthermore, Renesas recently collaborated with Sequans on an NB-IoT solution for the Indian Market.

It is in this context that Renesas initiated the dialog and made the Offer as an extension of the current relationship.

2.3. The Offer

Renesas proposes to make, through an existing German subsidiary, Renesas Electronics Europe GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung—GmbH) (“Renesas Electronics Europe GmbH” or the “Purchaser”), an all-cash offer to acquire all of the outstanding shares of Sequans for a price of $ 3.03 per American Depositary Share (“ADS”) in cash (i.e. $0.7575 per ordinary shares (the “Company Shares”), each ADS representing four ordinary shares) (the “Offer Price”). The transaction values Sequans at approximately $249 million, including net debt, and is expected to close by the first quarter of calendar year 2024. However, this timeline may be extended depending on the timing of regulatory reviews.

The closing of the Proposed Transaction is subject to the valid tender of Sequans shares (including Sequans shares owned by Renesas) representing at least 90% of the share capital of Sequans on a fully diluted basis. The closing of the transaction is also subject to customary closing conditions, confirmation of tax treatment from relevant authorities and regulatory approvals.

Assuming the completion of the Offer, Sequans will become a privately held company and Sequans’ ADSs will no longer be listed on any public market.

2.4. The Post-Offer Reorganization

Following the completion of the Offer, Sequans and Renesas envisage completing the following corporate reorganization (the Post-Offer Reorganization):

•

a hive down (apport partiel d’actifs soumis au régime juridique des scissions) of all the activities of Sequans SA into a new French company wholly owned by Sequans S.A (“French NewCo”), in order to maintain in France the existing French activities of the Sequans group. As a result of this hive down, all assets, liabilities of Sequans SA, as well as all employment contracts of the French employees, would be automatically contributed to French NewCo, which would remain 100% owned by Sequans SA; and then

•

following the hive down described above, a merger (fusion) of Sequans SA into a German company 100% owned by Renesas Electronics Europe GmbH, fully-owned by Renesas. French employees would not be affected by this merger, having previously been transferred to French NewCo which would remain their employer; and finally

•

following the hive-down and the merger described above, the German company fully owned by Renesas Electronics Europe GmbH having absorbed Sequans SA in accordance with the merger described above, would merge into Renesas Electronics Europe GmbH.

These transactions would result in Sequans structurally, but not operationally, domiciling in Germany. Following the closing of the Offer and completion of such transactions, any ordinary shares or ADSs not tendered would be ultimately transferred to Renesas under German squeeze-out rules, which are not available in France.

The hive down (apport partiel d’actifs soumis au régime des scissions), and the resulting transfer of employees, is expected to close around mid-March 2024.

The merger (fusion) of Sequans SA is expected to close around June 2024.

3.	RATIONALE OF THE PROJECT

The Project will have multiple benefits and offer growth perspectives for both Renesas and Sequans.

3.1. Rationale for Renesas

The contemplated acquisition of Sequans will enrich Renesas’ portfolio of connectivity technology by extending its reach into cellular IoT applications in smart city, smart home, and industrial applications, which include smart meters, payment, security, e-health, and asset trackers.

Renesas will be the only company offering all components for the IOT ecosystem together with MCUs, power management, 4G/5G, WiFi/BLE, and other wired and wireless components.

The Project would enable Renesas to develop cellular IoT solutions in-house, to address growing and emerging market opportunities for cellular IoT.

In addition, combining Sequans’ cellular IoT technology with Renesas’ broad product portfolio and security functions in microcontrollers (MCU) / microprocessors (MPU) will provide Renesas’ broad customer base with a multitude of options to create innovative, ready-to-market cellular IoT system solutions. It should be noted that combining 5G with WiFi and MPU would enable Renesas to expand its market in Broodban networks.

Finally, 5G IP will help Renesas strengthen its product offering in Automotive.

3.2. Rationale for Sequans

The contemplated Project would create a stronger, more competitive entity that can contribute to the growth and stability of Sequans, its customers, and its employees.

Sequans would be able to market its technology across Renesas’ broad industrial and potentially automotive customer base. Sequans can leverage the Renesas relationship with its global customer base to bring optimized solutions to the market.

Sequans would also benefit from synergies with Renesas’ offerings, which expand the potential of creating cellular IoT solutions and insights to key customer demands and trends to accelerate revenue.

In addition, Renesas would bring operational scale and resources to maximize the long-term market opportunity for Sequans’ products and solutions in the IoT market.

In light of the above, joining forces with Renesas would provide a richer offering to the market and would create synergies that lead to a faster and higher potential revenue ramp than Sequans could achieve on its own.

4.	CSE CONSULTATION

As indicated above, the purpose of this information note is to initiate the information-consultation process of the CSE on the Offer as well as on the Post-Offer Reorganization, which are two aspects of the same Project.

4.1. CSE Consultation of the Offer

Should the works council decide to invite a Renesas representative to attend a meeting with them, three meetings shall be, in principle, held with the CSE:

•	Initial meeting within 2 working days after the announcement of the Offer;

The CSE can:

•	declare whether they consider the Offer as amicable or hostile;

•	decide whether they want a representative of Renesas to attend a meeting with them;

•	decide to appoint a chartered accountant to assist them throughout the consultation process.

•	Second meeting, in principle no later than 1 week after the announcement of the Offer, where a representative of Renesas shall present their project (if decided by the CSE during meeting #1);

•

Final meeting of the CSE to deliver an opinion on the Offer, in principle, no later than 1 month after the announcement of the Offer (if the works council fails to deliver an opinion by then, its opinion is deemed negative, and the consultation process is over).

The opinion of the works council will be conveyed to the Board of Sequans, which will take it into consideration prior to deciding to recommend (or not) Renesas’ shareholders to tender their shares to the offer.

4.2. CSE Consultation of the project of the Post-Offer Reorganization (article L. 2312-8 of the French Labor Code)

In principle, two meetings shall be held with the CSE:

•	Initial meeting with the CSE to present the project of the Post-Offer Reorganization;

•	Final meeting with the CSE to deliver an opinion on the project of the Post-Offer Reorganization.

In principle, the CSE has a month to give its opinion.

The opinion of the CSE will be taken into consideration prior to deciding (or not) to proceed with the Post-Offer Reorganization (which in any case will be conditional upon the successful completion of the Offer).

5.	ENVIRONMENTAL CONSEQUENCES OF THE PROJECT

The proposed project would have no environmental consequences.

6.	LABOR AND EMPLOYMENT ASPECTS

6.1. The Offer

The proposed Offer per se would not affect the employment contracts of employees, who would remain employed by Sequans S.A., insofar as the Offer would only affect Sequans S.A.’ share capital.

The Offer would not affect collective benefits applicable within Sequans S.A. The employee representatives’ mandates would also remain in place.

The Treatment of Options and RSAs held by employees is described in Schedule 1.

6.2. The Post-Offer Reorganization

As far as the Post-Offer Reorganization is concerned, the impact would be the following:

5.2.1 Individual employment law aspects

All employment agreements of Sequans S.A employees would be transferred to French NewCo without any modification of the terms and conditions and without any impact on the accrued rights (length of service, accrued paid vacation, etc.).

Indeed, the envisaged hive down (apport partiel d’actifs soumis au régime des scissions) would entail the application of article L. 1224-1 of the French Labour Code.

As a result, the Post-Offer Reorganization would have the effect of automatically transferring the employment contracts of the employees concerned from Sequans S.A. to French NewCo, which would become their new employer on the date of completion of the hive down (apport partiel d’actifs soumis au régime des scissions).

The transfer of employment contracts would thus take place by operation of law, and not by the will of the parties, with no formalities required. There would be no termination and rehiring, but continuity of the initial employment contract with the new employer.

5.2.2. Collective labor law aspects

The CBA of Engineers and Executives in the metallurgy sector (IDCC 0650) would remain applicable to employees within French NewCo.

As from the transfer to French NewCo, any collective agreements applicable to transferred employees would be automatically terminated, in accordance with the provisions of article L. 2261-14 of the French Labor Code. This means that collective agreements applicable within Sequans SA would automatically cease to apply for transferred employees, subject to a transition period. As no company-wide collective agreement is in force within Sequans, these provisions are not applicable in the present case.

Sequans S.A. employees currently benefit from a number of unilateral undertakings (healthcare and welfare schemes). In accordance with French law, these unilateral undertakings will continue to apply to employees after their transfer to French NewCo, unless a collective agreement covering the same subject matter as the unilateral undertakings in question is concluded or the said unilateral undertakings are terminated.

As regards the profit-sharing agreement applicable within Sequans S.A., in application of the rules set out in article L. 3323-8 of the French Labor Code, it would be maintained within French NewCo, as the Project would not make it impossible to apply this agreement.

The employee representatives’ mandates would not be impacted as a result of the transfer.

Schedule 1

Treatment of Options and RSAs

1.	Company Share Options

All Company Share Options have an exercise price that is equal to or more than the Offer Price. As a result, no amount shall be payable with respect to Company Share Options.

2.	Company RSAs

i.	Unsellable Company Shares

The Purchaser shall offer to each holder of Company Share subject to a lock-up period the right, prior to the completion of the Offer, to enter into a liquidity mechanism, which shall provide for the sale at the Offer Price upon the expiration of any applicable lock-up period.

If the unsellable share liquidity mechanism is not capable of being implemented to all holders of unsellable company shares, the parties shall discuss in good faith any alternate solutions resulting in the substantially equivalent economic effect.

ii.	Unvested Company RSAs

The Purchaser shall offer each holder of an action gratuite award that is outstanding and unvested the possibility to waive his/her rights and replace it with a right to receive:

•	If the holder is a French tax resident, a grant for that number of Renesas RSUs calculated as set forth below (cf. Renesas RSU Calculations section); or

•

If the holder is not a French tax resident, at the Purchaser’s discretion, either (i) a Renesas RSU Grant for that number of Renesas RSUs calculated as set forth below (cf. Renesas RSU Calculations section) or (II) the right to receive an amount in cash, without interest, equal to the product of (x) the aggregate number of Company Shares subject to such unvested Company RSA multiplied by (y) the Offer Price, subject to any required withholding of Taxes. The right to be entitled to said amount will be subject to the holder’s continued employment with Renesas, the Company, or any of their affiliates through the applicable vesting dates, vest and be payable at the same time as the unvested Company RSA for which such Cash Replacement RSA Amounts were exchanged would have vested pursuant to its terms.

Each Renesas RSU Grant shall be subject to the vesting schedule set forth below (cf. Parent RSU Vesting section) and to the terms and conditions set forth in the Renesas Stock Compensation Plan and the related grant notice, provided that Renesas RSUs awarded to French tax resident holders shall not subject to any lock-up period, unless they qualify for the French favorable tax regime.

Renesas RSU Calculations

“Renesas Common Stock Price” means the average closing price of a share of Renesas Common Stock on the Tokyo Stock Exchange over the period of the three months prior to the month in which the Renesas RSU is award by Renesas’s board of directors.

For French tax residents, the number of Renesas RSUs to be issued shall be equal to (i) the number of Unvested Company RSAs held by such holder, multiplied by (ii) the applicable Offer Price (converted into Japanese Yen in accordance with Renesas’s standard currency conversion calculations), divided by (iii) the Renesas Common Stock Price, multiplied by (iv) 130% (to compensate for the loss of the favorable tax treatment related to the actions gratuities), rounded up to the nearest 100 restricted stock units.

For non- French residents, the number of Renesas RSUs to be issued shall be equal to (i) the number of Unvested Company RSAs held by such holder, multiplied by (ii) the applicable Offer Price (converted into Japanese Yen in accordance with Renesas’s standard currency conversion calculations), divided by (iii) the Renesas Common Stock Price, rounded up to the nearest 100 restricted stock units.

Parent RSU Vesting

Vesting Date Range For Unvested Company RSA	Vesting Date for Parent RSU Grant

Date on which the Purchaser accepts for payment and pays for any such Company Shares tendered pursuant to the Offer (the “Offer Acceptance Time”) through first vesting date that is after the Closing (i.e., February 1, May 1, August 1 or November 1)	Date of Offer Acceptance Time

November 1 through January 31	November 1

February 1 through April 30	February 1

May 1 through July 31	May 1

August 1 through October 31	August 1

In addition, in the event that the holder is dismissed by the Company within six months of the Acceptance Time, other than for misconduct or gross negligence, then all unvested Parent RSUs subject to such holder’s grant shall vest immediately upon the date of employment contract termination as a result of said dismissal.

Important Additional Information and Where to Find It

In connection with the proposed acquisition of Sequans Communications S.A. (“Sequans”) by Renesas Electronics Corporation, a Japanese corporation (“Parent” or “Renesas”), Parent will commence, or will cause to be commenced, a tender offer for all of the outstanding ordinary shares, American Depositary Shares of Sequans. The tender offer has not commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities of Sequans. It is also not a substitute for the tender offer materials that Parent or Renesas Electronics Europe GmbH, a wholly owned subsidiary of Parent (“Purchaser”) will file with the Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time that the tender offer is commenced, Parent and Purchaser will file tender offer materials on Schedule TO with the SEC, and Sequans will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY SEQUANS’ SECURITY HOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Both the tender offer materials and the solicitation/recommendation statement will be made available to Sequans’ investors and security holders free of charge. A free copy of the tender offer materials and the solicitation/recommendation statement will also be made available to all of Sequans’ investors and security holders by contacting Sequans at ir@sequans.com, or by visiting Sequans’ website (www.sequans.com). In addition, the tender offer materials and the solicitation/recommendation statement (and all other documents filed by Sequans with the SEC) will be available at no charge on the SEC’s website (www.sec.gov) upon filing with the SEC. SEQUANS’ INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE TENDER OFFER MATERIALS AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED BY PARENT OR SEQUANS WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER. THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER, PARENT AND SEQUANS.

Cautionary Note Regarding Forward-Looking Statements

This document including exhibits may contain certain statements that are, or may be deemed to be, forward-looking statements with respect to the financial condition, results of operations and business of Renesas and/or Sequans and/or the combined group following completion of the transaction and certain plans and objectives of Renesas with respect thereto. These forward-looking statements include, but are not limited to, statements regarding the satisfaction of conditions to the completion of the proposed transaction and the expected completion of the proposed transaction, the timing and benefits thereof, as well as other statements that are not historical fact. These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements also often use words such as “anticipate,” “target,” ”continue,” “estimate,” “expect,” ‘‘forecast,” “intend,” “may,” “plan,” “goal,” “believe,” “hope,” “aims,” “continue,” “could,” “project,” “should,” “will” or other words of similar meaning. These statements are based on assumptions and assessments made by Renesas and/or Sequans (as applicable) in light of their experience and perception of historical trends, current conditions, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and the factors described in the context of such forward-looking statements in this announcement could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct and you are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this announcement.

Forward-looking statements are not guarantees of future performance. Such forward-looking statements involve known and unknown risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Such risks and uncertainties include, but are not limited to, the potential failure to satisfy conditions to the completion of the proposed transaction due to the failure to receive a sufficient number of tendered shares in the tender offer; the failure to obtain necessary regulatory or other approvals; the outcome of legal proceedings that may be instituted against Sequans and/or others relating to the transaction; the possibility that competing offers will be made; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; significant or unexpected costs, charges or expenses resulting from the proposed transaction; and negative effects of this announcement or the consummation of the proposed acquisition on the market price of Sequans’ ADS and ordinary shares. Many factors could cause actual results to differ materially from those projected or implied in any forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are changes in the global, political, economic, business and competitive environments, market and regulatory forces, future exchange and interest rates, changes in tax rates and future business combinations or dispositions. If any one or more of these risks or uncertainties materializes or if any one or more of the assumptions prove incorrect, actual results may differ materially from those expected, estimated or projected. Such forward looking statements should therefore be construed in the light of such factors. A more complete description of these and other material risks can be found in Sequans’ filings with the SEC, including its annual report on Form 20-F for the year ended December 31, 2022, subsequent filings on Form 6-K and other documents that may be filed from time to time with the SEC, as well as, the Schedule TO and related tender offer documents to be filed by Parent and Purchaser and the Schedule 14D-9 to be filed by Sequans. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this announcement. Neither Renesas nor Sequans undertakes any obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by applicable law.

No member of the Renesas group or the Sequans group nor any of their respective associates, directors, officers, employers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur.

Except as expressly provided in this announcement, no forward-looking or other statements have been reviewed by the auditors of the Renesas group or the Sequans group. All subsequent oral or written forward-looking statements attributable to any member of the Renesas group or the Sequans group, or any of their respective associates, directors, officers, employers or advisers, are expressly qualified in their entirety by the cautionary statement above.